Exhibit 21.1
Subsidiaries of Cancer Genetics, Inc.

State or Country
of Incorporation
Name	or Organization

Cancer Genetics Italia, S.r.l.	Italy

Cancer Genetics (India) Private Limited	India

Gentris, LLC	Delaware

BioServe Biotechnologies (India) Private Limited	India

Gentris Hong Kong Limited	China

Gentris Shanghai Pharma Science & Technology Co. Ltd	China

vivoPharm Pty, Ltd.	Australia

RDDT Pty, Ltd.	Australia

vivoPharm Europe, Ltd.	Germany

vivoPharm, LLC	Delaware